Exhibit 99.1

Westport WiNG™ Power System 2015 Ford Transit Van Receives EPA Certification

VANCOUVER, Jan. 8, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems, today announced it has received certification from the Environmental Protection Agency (EPA) for its 2015 Ford Transit Van. As Ford's largest qualified vehicle modifier (QVM), Westport is offering the 2015 Ford Transit Van as a dedicated compressed natural gas (CNG) Westport WiNG™ Power System vehicle. Westport expects California Air Resources Board (CARB) certification in early 2015.

The model has had recent 'breakout' sales numbers, according to Ford, who announced earlier this week that in December 2014, the Transit Van had its best monthly performance since being introduced in 2014, with 10,030 units.

Used to transport passengers and cargo, the 2015 Ford Transit Van model offers a 3.7L gaseous prep engine. The existing Ford warranty remains intact, and is matched by the Westport warranty for all like components. Westport has conducted all the same safety testing required for all Ford original equipment manufacturer (OEM) products.

As the leading partner in Ford's QVM program, Westport provides OEM quality, QVM products developed in conjunction with Ford.

Visit Westport's website for more information about Westport's bi-fuel and dedicated CNG Ford vehicles at: http://www.westport.com/wing

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Forward- looking Information Disclaimer

Note:  This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the timing of CARB certification and launch date, demand for our products, the future success of our business and technology strategies,  intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and  future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets,  the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T 604-718-2046, invest@westport.com; Media Inquiries: Nicole Adams, Director, Communications, Westport, T: 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 08-JAN-15